Exhibit 99.2

FCA announces terms of participation in Ferrari spin-off for holders of its mandatory convertible securities

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today that has completed the calculations necessary to determine the number of Ferrari common shares that will be delivered to holders of its 7.875% mandatory convertible securities due 2016.
Pursuant to the terms of the Indenture under which the mandatory convertible securities were issued, FCA has determined that the average of the Daily VWAP (average of daily volume weighted average prices) for the FCA common shares during the applicable measurement period exceeded $12.925 per share. As a result, the underlying FCA common shares relating to each $100 mandatory convertible securities were equal to 7.7369 as of the applicable measurement date. Based on the spin-off ratio of one Ferrari common share for every ten underlying FCA common shares, FCA will deliver to holders of the mandatory convertible securities, upon the effectiveness of the Ferrari spin-off, 0.77369 common shares of Ferrari for each $100 in outstanding mandatory convertible securities. FCA will deliver a total of 22,243,588 Ferrari common shares in respect of the $2,875,000,000 aggregate outstanding mandatory convertible securities.
As previously announced, the extraordinary general meeting of FCA shareholders approved the demerger that is part of the series of transactions to effect the Spin-off. These transactions are expected to be carried out between December 31, 2015 and January 3, 2016 and holders of FCA shares and mandatory convertible securities are expected to be able to trade in their shares in Ferrari N.V., subject to completion of the separation, beginning January 4, 2016
London, 14 December 2015
This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

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